May 3, 2010

Jennifer D. Lammers
Chief Compliance Officer
Clearwater Investment Trust
2000 Wells Fargo Place, 30 East 7th Street
Saint Paul, Minnesota
55101-4930

Re: Clearwater Investment Trust (the "Registrant")
        File Number: 811-05038

Dear Ms. Lammers

We have reviewed the Notification of Late Filing on Form 12b-25 (the "Form") filed March 2,
2010 on behalf of the Registrant related to the Form N-SAR for the fiscal period ended
December 31, 2009.

Based on our review, we have the following comments:

-   We have evaluated your response to Part III of the Form and have found your reasons for
    the extension of time, or lack thereof, to be insufficient.

Based upon the reason stated above, we do not consider the Registrant's Form N-SAR to have
been filed timely. We expect you to discuss this matter, including our letter, with the
Registrant's Board of Directors.

Please respond to each of the points raised in this letter and file your response as EDGAR
correspondence. Before you file in response to this letter or file any new information with the
Commission, please notify me at (202) 551-6963 so that we may better coordinate our review of
your filing/information. Please direct any questions you have regarding this letter to me at the
number indicated above or at diangeloc@sec.gov.

Sincerely,

Christina L. DiAngelo
Senior Staff Accountant

cc: Frank Donaty
         Assistant Director
         Division of Investment Management
         U.S. Securities and Exchange Commission

         Louis P. Becka
         Assistant Director
         Office of Compliance Inspections and Examinations
         U.S. Securities and Exchange Commission

         Richard F. Sennett
         Chief Accountant
         Division of Investment Management
         U.S. Securities and Exchange Commission